

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Jason T. Liberty
Chief Financial Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

> **Re: Royal Caribbean Cruises Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-11884**

Dear Mr. Liberty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note the sustainability materiality matrix in your CSR report reflects that your stakeholders place a high degree of importance on climate and environmental issues and that you prioritize and engage with stakeholders in consideration of environmental matters. We also note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

2. Your filing and your CSR report as well as the sustainability portion of your website describe initiatives you have undertaken as a part of your environmental stewardship strategy to reduce your emissions of greenhouse gases and other air pollutants. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures.

3. If applicable, quantify any material weather-related damages to your property or operations.

4.   We note your disclosure relating to insurance. If material, disclose any weather-related impacts on the cost or availability of insurance.

5.   Disclose any material litigation risks related to climate change and the potential impact to the company.

6.   We note your environmental regulations disclosure, including your disclosure that compliance with each enumerated environmental regulation did not materially impact your operations, costs and/or results. Please revise your disclosure to quantify any material increased compliance costs related to climate change, including compliance costs associated with these regulations in the aggregate.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner (Office Chief) at (202) 551-3489 if you have questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation